Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF ISSUER

Alexco Resource Corp. ("Alexco" or the "Company")
Suite 1225, 555 Burrard Street
Vancouver, BC V7X 1M9

ITEM 2. DATE OF MATERIAL CHANGE

May 30, 2017

ITEM 3. NEWS RELEASE

Issued on May 30, 2017 and distributed through the facilities of CNW Group and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that it has closed the flow-through private placement (the "Offering") with Canaccord Genuity Corp. ("Canaccord") previously announced pursuant to news releases dated May 8, 2017 and May 15, 2017, respectively.

ITEM 5.1 FULL DESCRIPTION OF MATERIAL CHANGE

The Company completed the Offering with full subscription of the over-allotment option granted to Canaccord, pursuant to which the Company issued 4,205,820 flow-through common shares (the "Flow-Through Shares") at a price of C$2.15 per share for gross proceeds of C$9,042,513.

In connection with the Offering, the Company has paid the Underwriter a cash commission equal to 6% of the gross proceeds from the sale of the Flow-Through Shares. The Underwriter also received 126,174 warrants, being that number of warrants equal to 3% of the number of Flow-Through Shares sold. Each warrant entitles the holder to acquire one non-flow-through common share of the Company at a price of C$2.15 until May 30, 2019.

The net proceeds from the sale of the Flow-Through Shares will be used for expenditures on the Company’s Keno Hill District exploration properties, which qualify as Canadian exploration expenses (within the meaning of the Income Tax Act (Canada)). The Company will renounce such Canadian exploration expenses with an effective date of no later than December 31, 2017. With completion of this Offering, the Company is fully funded for all planned 2017 expenditures.

Certain directors and officers of the Company participated in the Offering through the purchase of Flow-Through Shares as follows:

Name of Director/Officer	Number of Flow-Through Shares
Bradley Thrall, President	7,500
Michael Clark, CFO & Corporate Secretary	2,000
Terry Krepiakevich, Director	6,975
Elaine Sanders, Director	23,255
Richard Zimmer, Director	15,000
Clynton Nauman, Executive Chairman & CEO	12,000
Total	66,730

Accordingly, the Offering is to that extent a related party transaction under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").

The directors of the Company, excluding the interested directors to the extent of their own participation in the Offering, determined that the Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as at the time the Offering was agreed to, neither the fair market value of the securities to be distributed in the Offering nor the consideration to be received for those securities, insofar as the Offering involves the interested parties, exceeded 25% of the Company's market capitalization.

The table below sets out the shareholdings of the directors and officers prior to and following completion of the Offering on a non-diluted basis:

	Shareholdings prior to the Offering		Shareholdings following the Offering
Name	Number	Percentage	Number	Percentage
Bradley Thrall	599,711	<1%	607,211	<1%
Michael Clark	32,214	<1%	34,214	<1%
Terry Krepiakevich	99,271	<1%	106,246	<1%
Elaine Sanders	58,000	<1%	81,255	<1%
Richard Zimmer	89,846	<1%	104,846	<1%
Clynton Nauman	1,957,038	2.02%	1,969,038	1.95%

In connection with the Offering, Mr. Thrall, Mr. Clark, Mr. Krepiakevich, Ms. Sanders, Mr. Zimmer and Mr. Nauman entered into subscription agreements with the Company containing customary provisions and on the same terms as the arm's length subscribers to the Offering.

The Company did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close the Offering on an expedited basis for sound business reasons.

The Flow-Through Shares issued under the Offering are subject to a hold period and may not be traded until October 1, 2017 except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.

A copy of the Company's news release dated May 30, 2017 announcing the completion of the Offering is attached as Schedule "A" hereto.

ITEM 5.2 DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

Contact: Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Telephone: (604) 633-4888

ITEM 9. DATE OF REPORT

May 31, 2017

Schedule A
May 30, 2017 News Release

News Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Alexco Closes C$9 Million Flow-Through Equity Financing

May 30, 2017 – Alexco Resource Corp. (TSX:AXR, NYSE-MKT:AXU) (“Alexco” or the “Company”) announces that it has closed the previously announced flow-through private placement (the “Offering”) with Canaccord Genuity Corp. (“Canaccord Genuity”). With full subscription of the over-allotment option and increase to the deal announced previously, the Company has issued a total of 4,205,820 flow-through common shares (the “Flow-Through Shares”) at a price of C$2.15 per share for gross proceeds C$9,042,513.

In connection with the Offering, the Company has paid Canaccord Genuity a cash commission equal to 6% of the gross proceeds from the sale of the Flow-Through Shares. Canaccord Genuity also received 126,174 warrants, being that number of warrants equal to 3% of the number of Flow-Through Shares sold. Each warrant entitles the holder to acquire one non-flow-through common share of the Company at a price of C$2.15 until May 30, 2019.

The net proceeds from the sale of the Flow-Through Shares will be used for expenditures on the Company’s Keno Hill District exploration properties, which qualify as Canadian exploration expenses (within the meaning of the Income Tax Act (Canada)). The Company will renounce such Canadian exploration expenses with an effective date of no later than December 31, 2017. With completion of this Offering, the Company is fully funded for all planned 2017 expenditures.

Certain directors and senior officers of the Company participated in the Offering by purchasing an aggregate of 66,730 Flow-Through Shares. Accordingly, the Offering constituted to that extent a “related party transaction” under applicable Canadian securities laws. The Company did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close on an expedited basis for sound business reasons.

The Flow-Through Shares issued under the Offering are subject to a hold period and may not be traded until October 1, 2017 except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Mike Clark, Chief Financial Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the anticipated use of proceeds from the proposed Offering anticipated closing of the Offering, potential exercise by the Underwriter of the Over-Allotment Option, anticipated use of proceeds, and future exploration and development activities. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to conditions precedent to closing of the Offering, including regulatory approval of the Offering, not being satisfied in a timely manner or at all; risks related to Alexco's ability to raise additional capital; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.